Exhibit 12.1
Complete Production Services, Inc.
Calculation of Ratio of Earnings to Fixed Charges, as Defined
Updated May 25, 2007

	Year	Year	Year	Year	Year	Quarter
	Ended	Ended	Ended	Ended	Ended	Ended
	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	3/31/07
Earnings:
Pre-tax income before M.I.	(1,354)	1,375	26,465	84,420	215,122	76,790
Fixed charges	1,482	3,141	8,078	25,138	44,336	16,452
Amort. of capitalized interest	—	—	—	—	17 (c)	29 (c)
Less: interest capitalized	—	—	—	—	(2,058)	(427)
Less: minority interest	—	(247)	(4,705)	(384)	49	(261)

Total earnings	128	4,269	29,838	109,174	257,467	92,583

Fixed Charges:
Interest expensed	1,260	2,683	7,218	23,875	40,308	15,108
Interest capitalized	—	—	—	—	2,058	427
Deferred financing fees	101 (b)	212 (b)	465	585	451	517
Interest in rent expense	121 (a)	246	395	678	1,519	400 (d)

Total fixed charges	1,482	3,141	8,078	25,138	44,336	16,452

Ratio of earnings to FC	0.09	1.36	3.69	4.34	5.81	5.63

(a)	Calculated at 1/2 of 2003 actuals per audited financial statements for IPS (IPSL was acquired by Sabre in July 2002—thus, the majority of the operating lease arrangements would have only been in place for approx. half of the year).

(b)	Projected based upon 2004 actual expense and status of accumulated amortization associated with deferred financing fees on IPS’ books as of that date. Total IPS accumulated amortization at 12/31/04 was $525k, of which $212k related to 2004. A similar amount was allocated to 2003 with the remainder allocated to 2002.

(c)	Total capitalized interest assuming a 20 year life (drilling rigs) and assuming amortization for the applicable periods.

(d)	Calculated as actual 2006 rent expense at 7.9% (approx. effective annual interest rate of 7.84%) for three months.